UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VISCOUNT SYSTEMS, INC.

Full name of registrant:

Former name if applicable:

4585 Tillicum Street

Address of principal executive office (Street and number):

Burnaby, British Columbia, Canada V5J 5K9

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Viscount Systems, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 on a timely basis due to the Company gathering information and completing its review, which required additional time to work internally with its staff and externally to prepare and finalize the Quarterly Report. The Company expects to file its Form 10-Q within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Sieracki	(604) 327-9446
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Narrative Explanation Part IV, Item (3)

Overview

The Company reported a net loss for the three and six months ended June 30, 2016, compared to net income for the three and six months ended June 30, 2015.

The net loss from three and six months ended June 30, 2016 compared to June 30, 2015, is mainly attributable to a decrease in sales, an increase in interest expense related to notes liabilities PIK interest accrual and Accounts Receivable factoring (the “AR factoring”), as well as a decrease from the change in fair value of derivative liabilities of. The higher sales from the three months ended June 30, 2015 included sales generated from Freedom software sales to the United States Citizenship and Immigration Service (the “USCIS”) locations.

Discontinued operations

Prior to January 1, 2016, the Company organized its business into two reportable segments: manufacturing and servicing. The manufacturing segment designs, produces and sells intercom and door access control systems that utilize telecommunications to control access to buildings and other facilities for security purposes. The servicing segment provides maintenance to these intercom and door access control systems. During the six months ended June 30, 2016, management and the Board of Directors committed to a plan to sell its service business. The Company plans to discontinue its servicing business and operate in one segment, the manufacturing business. During the three and six months ended June 30, 2016, the Company has reclassified its servicing business as a discontinued operation on the accompanying condensed consolidated financial statements. The Company has not determined what effect the discontinuance of the servicing business will have on its results of operations.

Viscount Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2016	Viscount Systems, Inc.
(Registrant)

/s/ Scott Sieracki
Scott Sieracki, Interim Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).